UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 03, 2020
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
No X
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
DEALINGS IN SECURITIES BY AN EXECUTIVE DIRECTOR, THE
COMPANY SECRETARY AND PRESCRIBED OFFICERS OF ANGLOGOLD ASHANTI LIMITED

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
NEWS RELEASE
DEALINGS IN SECURITIES BY AN EXECUTIVE DIRECTOR, THE COMPANY SECRETARY AND
PRESCRIBED OFFICERS OF ANGLOGOLD ASHANTI LIMITED

In terms of paragraph 3.63 of the JSE Limited Listings Requirements (JSE Listings Requirements),
AngloGold Ashanti gives notice that an executive director, the company secretary and prescribed officers have dealt in ordinary shares of the Company, after receiving clearance to do so in terms of paragraph 3.66 of the JSE Listings Requirements.

The transactions were pursuant to the Long-Term Incentive Plan (LTIP) awards on 1 March 2017 which vests after three years from the date of grant to the extent that the strict performance conditions under which the awards were granted are met. The transactions below relate to a final LTIP vesting on 1 March 2020 with a performance achievement of 94.46%.

On 18 February 2020, the Remuneration and Human Resources Committee of the Board approved the settlement of this award for executives on the basis of 50% paid in cash and 50% in AngloGold Ashanti shares purchased on market.
Name of company
AngloGold Ashanti Limited
Date of transactions
2 March 2020
Nature of transactions
On-market purchase of shares by the Company, being the 50% of the vested LTIP shares
Class of security
Ordinary shares
Name of executive director
Christine Ramon
Number of shares purchased
52,234
Purchase price per share
R285.6767
Value of transaction (excluding
brokerage and other fees)
R14,922,036.75
Name of company secretary and
prescribed officer
Ria Sanz
Number of shares purchased
41,781
Purchase price per share
R285.6767
Value of transaction (excluding
brokerage and other fees)
R11,935,858.20
Name of prescribed officer
Tirelo Sibisi
Number of shares purchased
35,881
Purchase price per share
R285.6767
Value of transaction (excluding
brokerage and other fees)
R10,250,365.67

Name of prescribed officer Ludwig Eybers
Number of shares purchased 46,065
Purchase price per share R285.6767
Value of transaction (excluding
brokerage and other fees)
R13,159,697.19
Name of prescribed officer Sicelo Ntuli
Number of shares purchased 11,889
Purchase price per share R285.6767
Value of transaction (excluding
brokerage and other fees)
R3,396,410.29
Name of prescribed officer Stewart Bailey
Number of shares purchased 9,348
Purchase price per share R285.6767
Value of transaction (excluding
brokerage and other fees)
R2,670,505.79
Name of prescribed officer Graham Ehm
Number of shares purchased 52,234
Purchase price per share R285.6767
Value of transaction (excluding
brokerage and other fees)
R14,922,036.75
Extent of interest Direct beneficial
Prior clearance to deal Obtained

Related taxes have been paid by the executive director, the company secretary and prescribed officers by selling a portion of the shares allocated to them by the Company as detailed below:

SHARES SOLD TO SETTLE TAX COSTS
Name of company AngloGold Ashanti Limited
Date of transactions 2 March 2020
Nature of transactions
On-market sale of shares to fund tax liability in relation to costs incurred in LTIP share purchase
Class of security Ordinary shares
Name of executive director Christine Ramon
Number of shares sold 24,027
Selling price per share R286.7150
Value of transaction (excluding
brokerage and other fees)
R6,888,901.31
Name of company secretary and
prescribed officer
Ria Sanz
Number of shares sold 19,219
Selling price per share R286.7150

Value of transaction (excluding
brokerage and other fees)
R5,510,375.59
Name of prescribed officer
Tirelo Sibisi
Number of shares sold
16,505
Selling price per share
R286.7150
Value of transaction (excluding
brokerage and other fees)
R4,732,231.08
Name of prescribed officer
Sicelo Ntuli
Number of shares sold
5,468
Selling price per share
R286.7150
Value of transaction (excluding
brokerage and other fees)
R1,567,757.62
Name of prescribed officer
Stewart Bailey
Number of shares sold
4,300
Selling price per share
R286.7150
Value of transaction (excluding
brokerage and other fees)
R1,232,874.50
Name of prescribed officer
Graham Ehm
Number of shares sold
24,027
Selling price per share
R286.7150
Value of transaction (excluding
brokerage and other fees)
R6,888,901.31
Date of transactions
3 March 2020
Nature of transactions
On-market sale of shares to fund tax liability in relation to costs incurred in LTIP share purchase
Class of security
Ordinary shares
Name of prescribed officer
Ludwig Eybers
Number of shares sold
21,190
Selling price per share
R298.7496
Value of transaction (excluding
brokerage and other fees)
R6,330,504.02
Extent of interest
Direct beneficial
Prior clearance to deal
Obtained

In addition, the transactions below were pursuant to a Co-Investment Plan (CIP) for the Company’s executives.
In terms of the CIP, executives are allowed to apply up to 50% of their after-tax cash bonus to purchase
AngloGold Ashanti ordinary shares. The Company then matches their investment at 150% through an on-
market purchase of shares, with vesting over a two-year period in two equal tranches; the first vesting date being the anniversary of the date on which the executive purchased the shares and the second vesting date being the second anniversary of the date on which the executive purchased the shares.

The prescribed officer opted to participate in the CIP in 2018. This being the second anniversary of the date on which the prescribed officer purchased the shares in 2018, the Company has purchased and allocated matching shares to the prescribed officer as detailed below:
Name of prescribed officer Tirelo Sibisi
Name of company AngloGold Ashanti Limited
Date of transaction 2 March 2020
Nature of transaction
On-market purchase of shares by the Company, being the
allocation of the matched portion in respect of the second tranche
Class of security Ordinary shares
Number of shares purchased 3,120
Purchase price per share R285.6983
Value of transaction (excluding
brokerage and other fees)
R891,378.70
Extent of interest Direct beneficial
Prior clearance to deal Obtained

Related taxes have been paid by the prescribed officer by selling a portion of the shares allocated to the executive director by the Company as detailed below:

SHARES SOLD TO SETTLE TAX COSTS
ENDS

3 March 2020
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS
Media
Name of prescribed officer Tirelo Sibisi
Name of company AngloGold Ashanti Limited
Date of transaction 2 March 2020
Nature of transaction
On-market sale of shares to fund tax liability in relation to costs incurred in CIP
Class of security Ordinary shares
Number of shares sold 1,420
Selling price per share R286.7150
Value of transaction (excluding
brokerage and other fees)
R407,135.30
Extent of interest Direct, beneficial
Prior clearance to deal Obtained

Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Sabrina Brockman
+1 646 880 4526/+1 646 379 2555
sbrockman@anglogoldashanti.com
Yatish Chowthee
+27 11 637 6273/+27 78 364 2080
yrchowthee@anglogoldashanti.com
Fundisa Mgidi
+27 11 6376763/+27 82 821 5322
fmgidi@anglogoldashanti.com
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 03, 2020
By: /s/ M E SANZ PEREZ________
Name:
Title:
M E Sanz Perez
EVP: Group Legal, Commercial & Governance
AngloGold Ashanti Limited